SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)*
POMEROY IT SOLUTIONS, INC.

(Name of Issuer)
Common Stock, $.01 Par Value

(Title of Class of Securities)
731822 10 2

(CUSIP Number)
David B. Pomeroy, II
42475 N. 112th Street
N. Scottsdale, AZ 85262
(480) 595-0699
With a copy to:
Richard G. Schmalzl
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
(513) 629-2828
(513) 333-4326 (fax)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 21, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13D
CUSIP No. 731822 10 2		Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Pomeroy, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,070,679*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,636**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,070,679*

WITH:	10	SHARED DISPOSITIVE POWER

22,636**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,093,315

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.69%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 452,000 Shares issuable upon exercise of currently exercisable stock options.
** Represents 22,636 Shares owned by Mr. Pomeroy’s spouse as to which he disclaims beneficial ownership.

2

13D
CUSIP No. 731822 10 2		Page 3 of 17 Pages
Preliminary Note: This Amendment No. 2 amends the Schedule 13D filed by the Reporting Person (defined below) with the Securities and Exchange Commission on April 8, 2008, as amended on May 19, 2008 (the “Schedule 13D”). All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D. The Reporting Person is filing this Amendment No. 2 to report that the Reporting Person has enetered into a new Joint Bidding Agreement with ComVest Investment Partners III LP. Except as set forth in this Amendment No. 2, the Schedule 13D is unmodified.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following information:
     On May 21, 2008, the Reporting Person entered into a new joint bidding agreement (the “New Joint Bidding Agreement”) with ComVest Investment Partners III LP (“ComVest”), a West Palm Beach, Florida based private equity firm, pursuant to which the Reporting Person and ComVest agreed, among other things, to cooperate with each other to (i) negotiate and enter into a definitive agreement with the Issuer providing for the acquisition of the Issuer, (ii) obtain approval of such acquisition from the board of directors and shareholders of the Issuer, (iii) secure, and when obtained, cause to be available, at or within 6 months subsequent to the consummation of the acquisition, third party financing to augment the equity contributions of the Reporting Person and ComVest, (iv) vote (or cause to be voted) at any meeting of the shareholders of the Issuer, all of the Shares held by them and their respective affiliates in favor of the approval of the acquisition, and all other transactions contemplated by the foregoing, and (v) take all other actions necessary or advisable to cause the acquisition to be consummated. The foregoing summary of the New Joint Bidding Agreement is qualified in its entirety by reference to the copy of the New Joint Bidding Agreement included as Exhibit A to this Amendment No. 2 and is incorporated herein by reference.
     By letter dated May 21, 2008 and delivered to the Issuer’s board of directors on May 21, 2008 (the “New Joint Offer Letter”), the Reporting Person informed the Issuer’s board that he has partnered with ComVest to make a non-binding offer jointly to acquire all of the issued and outstanding capital stock of the Issuer for a price of $6.00 per share, which represents a 3.8% premium to the closing price of such stock on May 20, 2008. The non-binding offer is on an all cash basis and is not subject to obtaining any financing. The non-binding offer is subject to the satisfactory completion of due diligence, the negotiation and execution of a definitive agreement on mutually agreeable terms and the receipt of any necessary corporate and other third party approvals, including the approval of the Issuer’s board of directors and shareholders. The complete text of the New Joint Offer Letter is included as Exhibit B to this Amendment No. 2.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following information:
     On May 21, 2008, the Reporting Person and ComVest entered into the New Joint Bidding Agreement. A copy of the New Joint Bidding Agreement is filed herewith as Exhibit A and incorporated herein by reference.
     On May 21, 2008, the Reporting Person and ComVest delivered to the Issuer’s board of directors the New Joint Offer Letter. A copy of the New Joint Offer Letter is filed herewith as Exhibit B and incorporated herein by reference.
     Except for the New Joint Bidding Agreement, the New Joint Offer Letter and any option grant agreements or stock option plans, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person, ComVest and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7. Material to Be Filed as Exhibits

Exhibit A:	Joint Bidding Agreement, dated as of May 21, 2008, between David Pomeroy and ComVest Investment Partners III LP.

Exhibit B:	Joint Offer Letter, dated as of May 21, 2008, from David Pomeroy and ComVest Investment Partners III LP.

3

13D
CUSIP No. 731822 10 2		Page 4 of 17 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DAVID B. POMEROY, II
David B. Pomeroy, II

Date: May 22, 2008

4

Exhibit A
JOINT BIDDING AGREEMENT
     This Joint Bidding Agreement (this “Agreement”), dated as of May 21, 2008, by and between David Pomeroy (“Pomeroy”) and ComVest Investment Partners III LP, a Delaware limited partnership (“ComVest” and, together with Pomeroy, the “Parties”).
RECITALS
     WHEREAS, Pomeroy currently serves as a director of Pomeroy IT Solutions, Inc., a Delaware corporation (the “Company”), and owns shares of common stock, par value $.01 per share (“Shares”), of the Company;
     WHEREAS, the Parties wish to act jointly in connection with a potential acquisition of the Company (the “Acquisition”);
     WHEREAS, prior to the Acquisition, the Parties may wish to acquire additional blocks of Shares; and
     WHEREAS, the Parties desire to enter into this Agreement in order to delineate their respective rights and obligations with respect to, among other things, the Shares they currently hold or may hereafter acquire, their joint efforts in connection with the Acquisition, and the sharing of expenses they may incur in connection with the foregoing;
AGREEMENT
     NOW, THEREFORE, and in consideration of the mutual terms, covenants and conditions set forth herein, as well as for other good and valuable consideration, the parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
AGREEMENTS REGARDING THE ACQUISITION
     Section 1. Joint Bidding Efforts. The Parties agree to act jointly and to cooperate with each other in connection with the Acquisition and all other transactions related thereto, including, without limitation, using their commercially reasonable best efforts to (i) negotiate and enter into a definitive agreement with the Company providing for the Acquisition, (ii) obtain the approval of the Acquisition from the board of directors and shareholders of the Company, (iii) secure, and when obtained, to cause to be available, at or within 6 months subsequent to the consummation of the Acquisition, third party financing (the “New Debt”) to augment the equity contributions of ComVest and Pomeroy hereunder, (iv) vote (or cause to be voted), at any meeting of shareholders of the Company, (or in connection with any written consent in lieu thereof) all of the Shares held by them and their respective Affiliates in favor of the approval of the Acquisition, and all other transactions contemplated by the foregoing and (v) take all other actions necessary or advisable to cause the Acquisition to be consummated. Except as otherwise expressly provided herein, all actions taken directly or indirectly by any of the Parties in connection with, or in furtherance of, the Acquisition shall require the unanimous consent of all the Parties, including, without limitation, all communications between any of the Parties and the board of directors or management of the Company relating to the Acquisition.

     Section 2. Acquisition Proposal. As soon as reasonably practicable after the execution of this Agreement, the Parties agree to use commercially reasonable efforts to jointly submit to the Company a non-binding written offer with respect to the Acquisition (the “Acquisition Proposal”). During the Term (as defined below), the Parties agree to jointly cooperate to further develop, modify, and otherwise amend the Acquisition Proposal and to use commercially reasonable efforts to reach agreement with the Company on the Acquisition Proposal (subject to the mutual agreement of the Parties, in their sole discretion, of any such developments, modifications or amendments). Notwithstanding anything in this Agreement to the contrary, nothing herein shall require any Party to commit to any specific terms with respect to the Acquisition, including with respect to price, structure or financing, and each party agrees that it shall be under no obligation to consummate the Acquisition unless the Parties shall reach agreement on mutually satisfactory terms with respect to the Acquisition. Unless and until otherwise agreed to in writing by the Parties, any Acquisition Proposals shall be non-binding and subject to satisfactory completion of full due diligence to the satisfaction of each Party, in its sole discretion. Any Acquisition Proposals submitted by or on behalf of the Parties shall not require that financing be a condition to closing of the Acquisition.
     Section 3. Pomeroy Rollover. Subject to the terms of Article II, Section 2, in connection with any Acquisition Proposal made by the Parties, Pomeroy shall agree to rollover all of his equity interests in the Company prior to the Acquisition into equity interests in the Company or any successor thereto, including any acquisition vehicle created by the Parties to acquire the Company (“Newco”), simultaneously with consummation of the Acquisition (the “Rollover Equity”). The Parties agree that the Rollover Equity shall represent equity ownership in Newco equal to the pro rata amounts of equity invested by Pomeroy (based on the value of the Rollover Equity) and ComVest (and/or its Affiliates) in Newco based upon ComVest’s (and/or its Affiliates) equity investment in Newco after obtaining the New Debt (the “ComVest Net Equity Investment”). By way of example, if Pomeroy’s Rollover Equity had a value of $10,000,000 and the ComVest Net Equity Investment was $20,000,000, then Pomeroy would receive a 33.33% equity stake at closing and ComVest would receive a 66.67% equity stake at closing.
     Section 4. ComVest Closing Fee. At the closing of any Acquisition, Newco shall pay to ComVest a closing fee equal to 3% of the equity capital provided or arranged for by ComVest in connection with the consummation of the Acquisition, excluding the Rollover Equity.
     Section 5. Future Stock Purchases. During the Term of this Agreement, each of the Parties agrees that they will not, and will not authorize or permit any of their subsidiaries, Affiliates or representatives to, acquire or dispose of any capital stock of or other equity interests (or securities convertible into, or exercisable or exchangeable for capital stock or other equity interests) in the Company, without the prior written consent of the other, which such consent may be withheld in each Party’s sole discretion. In the event that the Parties determine to acquire additional blocks of Shares prior to the consummation of the Acquisition, the Parties shall coordinate with each other on such acquisitions to the extent practicable.

     Section 6. Securities Law Filings. The Parties agree to cooperate in connection with all filings required to be made with the Securities and Exchange Commission (the “SEC”) relating to the Acquisition, any Acquisition Proposal or the actions taken by the parties hereunder. Each Party and its counsel shall be given a reasonable opportunity to review and comment on any such filing prior to its filing with the SEC, and each Party shall give reasonable and good faith consideration to any comments made by the other Party or its counsel. Each Party agrees to provide the other with (i) any comments or other communications, whether written or oral, that may be received from the SEC or its staff with respect to any such SEC filing promptly after receipt thereof and prior to responding thereto, and (ii) a reasonable opportunity to provide comments on that response (to which reasonable and good faith consideration shall be given). Notwithstanding the foregoing, neither Party shall be responsible for or liable for the use of information contained in any SEC filing to the extent that such information was provided by the other Party for inclusion therein.
ARTICLE II
AGREEMENTS REGARDING POST-ACQUISITION MATTERS
     In the event that a definitive agreement relating to an Acquisition Proposal is ultimately entered into by the Parties (or their Affiliates) and the Company, the Parties shall cause the definitive documents relating to the Acquisition to contain the following provisions:
     Section 1. Board of Directors Composition. Until the later of (a) the expiration of the five-year period following the consummation of the Acquisition, or (b) the termination of the Consulting Agreement (as defined below), the board of directors of Newco shall be comprised of five (5) members, consisting of (a) three nominees of ComVest, and (b) two nominees of Pomeroy, which nominees other than David Pomeroy must be approved in advance by ComVest (provided that such approval may not be unreasonably withheld or delayed).
     Section 2. Capital Structure. The Parties shall use commercially reasonable efforts to cooperate in good faith to agree on a mutually satisfactory capital structure for Newco following the Acquisition; provided, however, that such capital structure shall provide that (a) all of ComVest’s equity investment (and any Affiliates of ComVest, which shall have the right to invest on the same terms as ComVest) shall be made in exchange for convertible preferred stock of the Newco with a cumulative liquidation preference equal to an 8% annual dividend which shall accrue and remain unpaid except as provided herein, and a conversion ratio and other terms satisfactory to ComVest and Pomeroy, which preferred stock shall have a maturity date no earlier than the closing or consummation of a sale of Newco or similar liquidity event (as shall be mutually agreed and defined by the Parties, a “Liquidity Event”), and ComVest may elect at its discretion upon a Liquidity Event to either (i) receive the accrued and unpaid dividends on such preferred stock plus an amount equal to ComVest’s Net Equity Investment upon which payment the preferred stock would be redeemed, or (ii) convert the preferred stock into shares of Newco’s common stock at a conversion ratio such that the percentage of Newco common stock held by ComVest immediately following the conversion shall equal the percentage ownership interest represented by the preferred stock immediately prior to the conversion; and (b) all of Pomeroy’s Rollover Equity shall be converted into shares of common stock of Newco. Except for the foregoing, (i) nothing in this Agreement shall obligate any Party to approve any specific capital structure (which approval may be granted or withheld in each Party’s sole discretion), (ii) both

Parties must approve any proposed capital structure which provides for the incurrence by Newco of more than $50 million of New Debt in connection with the consummation of the Acquisition, and (iii) in no event shall the capital structure of Newco following the Acquisition result in the ownership by ComVest of less than a majority of the outstanding capital and voting stock of Newco on a fully diluted basis.
     Section 3. Pomeroy Consulting Agreement. In connection with the consummation of the Acquisition, and subject to the reasonable satisfaction of ComVest with its terms, Newco shall assume the Company’s existing consulting agreement with David Pomeroy and shall enter into a five year extension with an annual consulting fee of $150,000 per year and with such other terms as are substantially similar to the terms of the existing consulting agreement between the Company and Pomeroy (the “Consulting Agreement”). In connection with the Consulting Agreement, Pomeroy shall, as requested by Newco, provide Newco with professional services necessary to assist Newco with its strategic direction, core operational improvements and key management decisions. The Consulting Agreement will also provide that Pomeroy may, at the request of Newco, identify, assist in the completion of, and integrating any acquisitions or business combinations that Newco decides to consummate as approved by Newco’s board of directors, and may, at the request of Newco, assist in identifying and supervising Newco’s cost reduction and increased efficiency efforts. Pomeroy may also provide various other services to the Company as may be mutually agreed upon by the Parties.
     Section 4. Management Incentive Equity Plan. Newco shall adopt a new management incentive equity plan mutually satisfactory to the Parties in their sole discretion (the “Equity Plan”). The Equity Plan shall provide for the issuance of awards with respect to equity interests representing up to 10% of the total outstanding equity interests of Newco following the closing of the Acquisition. Equity issued in connection with such awards shall have a dilutive effect on ComVest, Pomeroy and any other holders of equity interests in Newco on a pro rata basis. The terms of the Equity Plan and all awards thereunder, including the person(s) to whom awards may be made, shall be subject to the approval of the Parties in their sole discretion, it being agreed that no participants in the Equity Plan and no awards, if any, under the Equity Plan have yet been determined by the Parties.
     Section 5. Pomeroy Equity Grant. In addition to the Equity Plan, Newco shall make an equity grant to Pomeroy consisting of a stock option grant (the “Option Grant”) and a performance based grant (the “Performance Fee”). The Option Grant shall give Pomeroy the right to purchase shares of common stock of Newco equal to 5% of the total outstanding shares of preferred stock and common stock of Newco as of the closing of the Acquisition at a price per equity interest equal to the price per equity interest at which the Acquisition is consummated. The Option Grant shall vest annually in equal 1/5 increments over the five-year period following the date of grant, provided, however, the Option Grant shall accelerate and vest in full upon a Liquidity Event. Equity issued in connection with the Option Grant shall have a dilutive effect on ComVest, Pomeroy and any other holders of equity interests in Newco on a pro rata basis. The Performance Fee shall be payable to Pomeroy upon a Liquidity Event in an amount equal to (a) 5% of the total return on equity received in cash by ComVest in connection with such Liquidity Event in excess of two and one half times (2.5x) the ComVest Net Equity Investment until the total return received in cash by ComVest equals three and one half times (3.5x) the ComVest Net Equity Investment, plus (b) 10% of the total return on equity received by ComVest in cash in connection with such Liquidity Event in excess of three and one half times (3.5x) the ComVest Net Equity Investment.

     Section 6. ComVest Annual Management Fee. Newco shall pay ComVest an annual management fee equal to 1.5% of the ComVest Net Equity Investment.
     Section 7. Lease Extension. Promptly following the closing of the Acquisition and subject to the reasonable satisfaction of ComVest with their terms, the Parties shall cause Newco to enter into lease extensions relating to the properties leased by the Company and its Affiliates from Pomeroy Investments, LLC subject to the reasonable satisfaction of ComVest with their terms, such lease extensions shall be for a period of two years following the current stated lease expiration dates and shall be on the same terms and conditions as currently exist, subject to any increase in rents as contemplated by such existing leases.
     Section 8. Right of First Offer. Until the occurrence of a Liquidity Event and subject to customary carve-outs, if Newco proposes to offer for sale any shares of its stock for any purpose, Newco will first offer all such shares to the Parties on a pro rata basis on substantially identical terms offered to any third party purchaser.
     Section 9. Rights of Co-Sale. Until the occurrence of a Liquidity Event and subject to customary carve-outs, the Parties will provide a right of co-sale in favor of each other providing that before any Party may sell any of its or his shares of Newco stock, the selling Party will give the other Parties an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the Parties; provided, however, that such co-sale right shall not apply to sales or other transfers of shares by any Party to an Affiliate of such Party.
     Section 10. Other Agreements. The definitive documentation will also include other customary transfer related restrictions and agreements, including drag-along rights for ComVest.
ARTICLE III
ADDITIONAL AGREEMENTS
     Section 1. Exclusivity. Each of the Parties acknowledges that it will expend significant time, effort and expense in pursuing the transactions contemplated hereby. In order to induce each of the Parties to expend such time, effort and expense, except for the Acquisition or as may otherwise be agreed to in writing by the Parties in their sole and absolute discretion, each of the Parties hereby undertakes and agrees that it will not (and will not permit its directors, officers, employees, advisors or representatives to), during the Term (as defined below) of this Agreement, (a) discuss, solicit or negotiate any merger, consolidation, acquisition, business combination or similar transaction relating to the Company (or any Affiliate thereof), or any of the assets of or interests (including common stock) in the Company or any Affiliate thereof (hereinafter, a “Business Combination”), or (b) take, directly or indirectly, any action to initiate, assist, solicit, negotiate, encourage, accept or otherwise pursue any offer or inquiry from any Person to engage in any Business Combination or to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional and including, without limitation, a non-binding letter of intent) for, or otherwise attempt to consummate, any Business Combination. The terms of this paragraph shall be broadly construed to avoid any circumvention of the terms hereof.

     Section 2. Confidentiality. Given the confidential nature of the discussions among the Parties, each of the Parties agrees not to, and agrees to direct each of its respective officers, directors, shareholders, employees, accountants, attorneys, consultants, advisors and potential financing sources (collectively, “Representatives”) not to, except as required by law, rule or regulation, disclose to any Person the existence or terms of this Agreement, the fact that discussions and evaluations are taking place concerning the potential transactions contemplated by this Agreement, or any of the terms, conditions or facts concerning such potential transactions, in each case, other than (a) those Representatives who need to know such information for the purpose of evaluating such transaction and who agree to abide by the confidentiality obligations of this paragraph, and (b) communications with officers and directors of the Company that have been mutually agreed upon by the Parties. Each Party shall be responsible for any breach of this Agreement by its respective Representatives.
     Section 3. Expense Sharing. In the event that the Acquisition is not consummated, the Parties agree that all costs and expenses shall remain the sole cost and expenses of the Party who incurred such costs. In the event that the Acquisition is consummated, all of the above mentioned costs and expenses shall be borne by Newco. The Parties intend to have Newco enter into an engagement agreement (a “Laidlaw Agreement”) with Laidlaw & Co (UK) Ltd. (“Laidlaw”) which, along with other customary terms, would provide Laidlaw with a $1,800,000 payment in the event that Newco consummates the Acquisition. The Parties intend that such Laidlaw Agreement would replace any other engagement agreement between Laidlaw and Pomeroy. ComVest shall have the authority to select all of the representatives of Newco that it deems necessary to assist with the consummation of the Acquisition, including, without limitation, attorneys and accountants and other advisors.
     Section 4. Termination Fee and Expense Reimbursement. In the event that any termination fee or expense reimbursement becomes payable by the Company to any Person formed by the Parties in connection with the Acquisition, such fee or reimbursement shall be allocated to the Parties first, to reimburse the Parties for the expenses as paid in accordance with Article III, Section 3, and thereafter in the following proportion: 70% of such amounts shall be paid to ComVest; and 30% of such amounts shall be paid to Pomeroy. Any payments payable by Pomeroy to Laidlaw pursuant to the Engagement Agreement in connection with the receipt of any termination fee or expense reimbursement in connection with the Acquisition shall be made by Pomeroy.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF THE BIDDERS
     As an inducement to the other Parties to enter into this Agreement, each of the Parties hereby represents and warrants, severally and not jointly, to the other Parties as follows:
     Section 1. Organization and Authority. If such Party is an entity, such Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Such Party has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such Party of this Agreement, the performance by such Party of its obligations hereunder and the consummation by such Party of the transactions contemplated hereby have been duly authorized by all requisite action (corporate or otherwise) on the part of such Party. This Agreement has been duly executed and delivered by such Party, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.
     Section 2. No Conflict. The execution, delivery and performance of this Agreement by such Party do not and will not (a) violate, conflict with or result in the breach of any provision of the organizational documents of such Party, (b) conflict with or violate any law, rule or regulation or any order, writ, judgment, injunction or decree of any government, regulatory or administrative authority, agency, commission, court or tribunal (each, a “Governmental Authority”) applicable to such Party or any of its assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which such Party is a party, which would have a material adverse effect on the ability of such Party to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.
     Section 3. Litigation. There are no actions, proceedings, claims, suits, inquiries or investigations by or against such Party pending before any Governmental Authority (or, to the best knowledge of such Party, threatened to be brought by or before any Governmental Authority) which could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.
     Section 4. Financing. ComVest hereby represents and warrants to Pomeroy that ComVest has as of the date hereof, and will have as of the closing of the Acquisition, the ability to call capital from its limited partners in order to consummate the Acquisition, without the need for obtaining any financing from any other third party, provided, however, that this Section 4 shall not prohibit or restrict ComVest from obtaining financing that is non-recourse to Newco.
ARTICLE V

GENERAL PROVISIONS
     Section 1. Term. This Agreement shall have a term commencing on the date hereof and ending on the earlier of 90 days hereafter and such time as the Company rejects or fails to accept the Parties’ offer to engage in an Acquisition and ComVest determines not to continue its efforts to engage in the Acquisition (the “Term”); provided, however, that, during the Term, the Parties shall both use their commercially reasonable efforts to reach an exclusivity agreement with the Company pursuant to which the Parties can conduct full due diligence on the Company and negotiate definitive terms on the Acquisition on an exclusive basis (an “Exclusivity Agreement”); further provided, that, in the event that an Exclusivity Agreement is signed by the

Company with the Parties (or any Affiliates thereof) during the initial Term, then the Term shall be automatically extended until the expiration of the Exclusivity Agreement; and further provided, that, in the event that a definitive agreement is signed by the Company with the Parties (or any Affiliates thereof) during the initial Term, then the Term shall be automatically extended until the expiration of the Exclusivity Agreement; and further provided, that, in the event that a definitive agreement is executed by the Company and the Parties (or any Affiliate thereof) with respect to the Acquisition, then the Term shall be automatically extended until such time as the Acquisition is either consummated or terminated in accordance with the terms of such definitive agreement. Notwithstanding anything contained herein to the contrary (i) a Party may terminate this Agreement by delivering written notice to the other Party (the “Other Party”) after the Other Party has breached any of its representations or covenants contained in this Agreement, (ii) ComVest may terminate this Agreement by delivering written notice to Pomeroy if ComVest is not satisfied with its due diligence findings or any of the proposed terms of the Acquisition; (iii) Sections 1 and 2 of Article III shall survive any termination described in clause (i) or (ii) above until the end of the current Term, and (iv) this clause (iv), Sections 3 and 4 of Article III and Sections 3 and 5 of this Article V shall all survive any termination of this Agreement (whether due to the end of the Term or otherwise).
     Section 2. Further Actions. Each of the Parties shall use its commercially best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby.
     Section 3. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Article V, Section 4):
(a) if to ComVest:
c/o The ComVest Group
One North Clematis, Suite 300
West Palm Beach, Florida 33401
Attn: Michael Falk
Facsimile: (561) 868-6098
with a copy to:
Akerman Senterfitt
One Southeast Third Avenue
Miami, Florida 33131
Attn: Jose Gordo
(b) if to Pomeroy:

Mr. David Pomeroy
42475 N. 112th Street, Desert Mtn.
N. Scottsdale, AZ 85262
Facsimile: (480) 595-0699
with a copy to:
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
Attn: Dick Schmalzl
Facsimile: (513) 333-4326
     Section 4. Certain Definitions. For purposes of this Agreement, the term:
          (a) “Affiliate” means, with respect to any specified person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.
          (b) “control”, with respect to the relationship between or among two or more persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.
          (c) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
          (d) “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).
     Section 5. Miscellaneous. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto and their Affiliates with respect to the subject matter hereof. This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which taken together shall constitute one and the same agreement. This Agreement may not be amended or modified except in writing signed by each of the Parties hereto. If any provision of this Agreement is void or so declared, such provision shall be deemed and is hereby severed from this Agreement, the remainder of which shall remain in full force and effect. Failure of either Party at any time to insist upon strict performance of any provision hereof shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same provision at any time. This Agreement shall be governed by the laws of the State of New York, without regard to principles of conflicts of laws. Should legal action ever be necessary in order to enforce the terms and conditions of this Agreement, the prevailing party will be entitled to receive from the other party (a) all costs incurred in connection therewith, including reasonable attorney, legal assistant, investigator, and other paralegal and clerical fees and costs, including such costs and fees on appeal, if any, and (b) all of the fees and expenses (including, without limitation, fees and expenses of counsel, accountants and consultants) incurred by the prevailing Party in connection with the proposed transactions contemplated hereunder. The headings in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement. This Agreement may not be assigned by any Party by operation of law or otherwise without the express written consent of the other Parties and any such assignment or attempted assignment without such consent shall be void; provided, however, that any Party may, in connection with a transfer to its Affiliate of all of the Shares held by such Party, assign this Agreement to such Affiliate; provided further, however, that a Party’s permitted assignee of this Agreement shall execute and deliver to the other Parties a written agreement to be bound by the provisions of this Agreement. Except for the provisions of Article V, Section 2 relating to indemnified parties, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever.
     Section 6. Specific Performance; Waiver of Jury Trial. Each Party acknowledges and agrees that the other Parties would be irreparably damaged if any of the provisions of Sections 1 or 2 of Article III of this Agreement are not performed in accordance with their specific terms and that any breach of the provisions of Sections 1 or 2 of Article III of this Agreement by a Party could not be adequately compensated in all cases by monetary damages alone. . Accordingly, in addition to any other right or remedy to which the Parties may be entitled, at law or in equity, they shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.
[Signatures Appear on Following Page]

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first set forth above.

COMVEST INVESTMENT PARTNERS III LP

By:	/s/ MICHAEL FALK	By:	/s/ DAVID POMEROY
Name:	Michael Falk	Name:	DAVID POMEROY
Title:	Managing Partner

Exhibit B
DAVID B. POMEROY, II
COMVEST INVESTMENT PARTNERS III LP
May 21, 2008
Board of Directors
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048
Re: Joint proposal to acquire Pomeroy IT Solutions, Inc. (the “Company” or “Pomeroy”) by David B. Pomeroy, II, together with ComVest Investment Partners III LP (“ComVest”).
Gentlemen
I am pleased to inform you that, following the withdrawal of Charlesbank Equity Fund VI (“Charlesbank”) from their April 4, 2008 proposal to acquire the Company (the “April 4 Proposal”), I have entered into an agreement with ComVest for the purpose of submitting a joint proposal for the acquisition of the Company.
As I indicated in my May 16, 2008 letter to the Board, I find it very concerning that Charlesbank withdrew its April 4 Proposal after having conducted a more detailed due diligence investigation of the Company and its financial position. I am further troubled by the Company’s fiscal 2009 first quarter earnings release last week, which not only showed a continued deterioration in the Company’s financial performance, but also did not show service margins returning to normalized levels. In addition, balance sheet cash and cash equivalents declined from $14.395 million at fiscal year-end, to $2.779 million at the end of the first quarter. During that same period, the Company’s outstanding credit facility went from $0 to $6.919 million outstanding.
In light of the above, please allow this letter to constitute a non-binding offer from ComVest and me jointly to acquire all of the issued and outstanding stock of the Company for a price of $6.00 per share (the “Offer”). While this represents a discount from the $7.05 offer price contained in the April 4 Proposal, it still represents a 2.7% premium to the closing price of the Company’s stock on that date, and also a 3.8% premium to the Company’s closing price on May 20, 2008 post the Company’s recent announcement of its first quarter loss.
I continue to be deeply concerned that the Company’s stock will continue its decline, perhaps significantly, unless it engages in a strategic transaction of this nature.
ComVest Partners is a West Palm Beach, Florida based private equity fund with extensive experience in acquiring public companies, an in-depth understanding of the Company’s industry, and the financial wherewithal to complete the transaction proposed herein.

Prior to my entering into the April 4, 2008 Joint Bidding Agreement with Charlesbank, I also had detailed discussions with ComVest for several months with regard to submitting an acquisition proposal for the Company. During that time, Comvest carefully reviewed and analyzed all relevant publicly available information about the Company and ComVest is well prepared to proceed rapidly to conduct additional, more detailed due diligence on the Company. ComVest also previously expressed strong interest in joining with Charlesbank and me in the April 4 Proposal. As such, I am convinced that ComVest has the know-how and commitment to the Company’s business to be a formidable partner in this venture, and will proceed with great dispatch to pursue the Offer.
The Offer is being made on an all cash basis and is not subject to obtaining any financing. The Offer also remains subject to the satisfactory completion of due diligence, the negotiation and execution of a definitive agreement on mutually agreeable terms and the receipt of any necessary corporate and other third party approvals. ComVest and I are prepared to move expeditiously on all fronts to complete the aforementioned steps.
As with the April 4 Proposal, I will continue to recuse myself from participating as a director in Board discussions relating to any competing offers to acquire the Company, but will continue to participate in my role as a director in all other matters.
Sincerely yours,
DAVID B. POMEROY, II
/s/ DAVID B. POMEROY, II
COMVEST INVESTMENT PARTNERS III LP
By: /s/ MICHAEL FALK
Name: Michael Falk
Title: Managing Partner